Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

February 4, 2021

$400,000,000 1.625% Notes due 2031 (the “Notes”)

FINAL TERM SHEET

February 4, 2021

Issuer:	Prologis, L.P.
Expected Ratings:*	A3 Stable (Moody’s) / A- Stable (S&P)
Size:	$400,000,000
Trade Date:	February 4, 2021
Settlement Date:	February 19, 2021 (T+10)
Maturity Date:	March 15, 2031
Coupon:	1.625% per annum, payable semi-annually
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021
Price to Public:	99.409% of the principal amount
Underwriting Discount:	0.450%
Net Proceeds, Before Expenses, to Issuer:	$395,836,000
Spread to Benchmark Treasury:	+ 55 basis points
Benchmark Treasury:	0.875% due November 15, 2030
Benchmark Treasury Spot / Yield:	97-18 / 1.139%
Reoffer Yield:	1.689%
Optional Redemption:	Prior to December 15, 2030 (3 months prior to their maturity), based on the Treasury Rate plus 10 basis points, or on or after December 15, 2030, at par.
Use of Proceeds:	The Issuer intends to apply all or a portion of the net proceeds from the offering of the Notes to redeem its 3.750% notes due 2025. The Issuer expects to use any remaining net proceeds for general corporate purposes, including to repay, repurchase or tender for other indebtedness.

CUSIP/ISIN:	74340X BS9 / US74340XBS99
Joint Book-Running Managers:	BofA Securities, Inc.
Morgan Stanley & Co. LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Senior Co-Managers:	Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
PNC Capital Markets LLC
Co-Managers:	Academy Securities, Inc.
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.

* Note: A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll-free at 1-800-584-6837, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or email wfscustomerservice@wellsfargo.com.